UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-31983

GARMIN LTD.
 (Exact name of registrant as specified in its charter)

P.O. Box 10670
Grand Cayman KY1-1006
Suite #3206B
45 Market Street
Gardenia Court
Caymana Bay, Cayman Islands

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $.005 par value per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  1*

*On June 27, 2010, shareholders of Garmin Ltd., a Cayman Islands company ("Garmin Cayman") completed a redomestication transaction (the "Redomestication") pursuant to a scheme of arrangement whereby each of the shareholders of Garmin Cayman exchanged their common shares of Garmin Cayman, par value $0.005 per share, for an equal number of registered shares, par value CHF 10.00 per share, of Garmin Ltd., a Swiss corporation ("Garmin Switzerland").  As a result of the Redomestication, Garmin Cayman became a direct, wholly-owned subsidiary of Garmin Switzerland.  Pursuant to Rule 12g-3(a), the registered shares of Garmin Switzerland are deemed registered under Section 12(b) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Garmin Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GARMIN LTD.
Date: June 28, 2010	By: /s/ Andrew R. Etkind
Andrew R. Etkind Vice President, General Counsel, and Secretary